1 Corporate Way
Lansing, MI 48951
517/381-5500

July 11, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust (File No. 811-08894) – Registration Statement on Form N-14

Dear Sir/Madam:

On behalf of JNL Series Trust (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”). The Registration Statement includes a Notice of Special Meeting of Shareholders of the JNL/Baillie Gifford U.S. Equity Growth Fund, a series of the Trust (the “Acquired Fund”), a Proxy Statement and Prospectus, a Statement of Additional Information, and Forms of Proxy Voting Instruction Cards relating to the special meeting of shareholders of the Acquired Fund (the “Meeting”). The Meeting is being held to request approval of the reorganization of the Acquired Fund into the JNL Multi-Manager U.S. Select Equity Fund, also a series of the Trust.

Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on August 12, 2024.

If you have any questions or comments regarding the foregoing, please contact me at (517) 574-2089.

Sincerely,

 /s/ Emily J. Bennett

Emily J. Bennett
Vice President and Assistant Secretary

encs.